Exhibit 3.4

Text of Amendments to Bylaws of Segway III Corp.

ARTICLE IV

DIRECTORS

Section 1.                      Number, Term of Office and Removal. The Board of Directors of the Company shall consist of no fewer than five (5) and no more than nine (9) directors, with the exact number of directors to be determined by resolution of the Board of Directors from time to time. Directors need not be shareholders or residents of the State of New Jersey. The directors shall be elected at the annual meeting of the shareholders of the Company, and each director shall be elected to serve until the next annual meeting of shareholders, or until his successor shall have been elected and qualified or until their earlier resignation or removal. Any director may be removed, either with or without cause, and his successor is elected at any time by a vote of the majority of the shareholders at a special meeting called for this purpose. Any other vacancy occurring in the Board of Directors may be filled for the unexpired term by vote of the remaining directors although less than a quorum.

ARTICLE VIII

FISCAL YEAR

The fiscal year of the Company shall commence on July 1 and end on June 30 of each year.